UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero

Surco, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, June 2, 2014
SUPERINTENDENCIA DEL MERCADO DE VALORES
MATERIAL EVENT: Changes in Participation and Title of the Management team

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

Division: General Management
Agreement date: May 30, 2014
Observations: The Corporate Development Management will be in charge of the Phosphate Project Management.

Related to: Management team
Action type: Change
Manager: Arevalo Vega, Jose Luis
Title: Phosphate Project Manager
Start date: June 1, 2012
End date: May 30, 2014

RELATED TO	NAME	TITLE
MANAGEMENT TEAM	ASTETE ANGULO, NESTOR HERNAN	HUMAN RESOURCES MANAGER
MANAGEMENT TEAM	CATERIANO ALZAMORA, CARLOS PAUL	CORPORATE SOCIAL RESPONSIBILITY MANAGER
MANAGEMENT TEAM	DURAND PLANAS, JORGE JAVIER	LEGAL GENERAL COUNSEL
MANAGEMENT TEAM	FERREYROS PEÑA, MANUEL BARTOLOME MARTIN	CHIEF FINANCIAL OFFICER
MANAGEMENT TEAM	JORDAN MUSSO, RODOLFO RICARDO	INDUSTRIAL DEVELOPMENT MANAGER, CEMENT BUSINESS
MANAGEMENT TEAM	LARREA GUBBINS, JOAQUIN CARLOS MANUEL KEONI	CORPORATE DEVELOPMENT MANAGER
MANAGEMENT TEAM	NADAL DEL CARPIO, HUMBERTO REYNALDO	CHIEF EXECUTIVE OFFICER
MANAGEMENT TEAM	POMARINO PEZZIA, CARLOS JULIO	VICE PRESIDENT, CEMENT BUSINESS
MANAGEMENT TEAM	REYES PAZOS, DIEGO	SUPPLY CHAIN MANAGER
MANAGEMENT TEAM	ROMERO UMLAUFF, ALFREDO	MANAGER FOR THE PIURA PROJECT
MANAGEMENT TEAM	TEEVIN VASQUEZ, JUAN GUILLERMO	ENGINEERING AND PROJECTS MANAGER, CEMENT BUSINESS
MANAGEMENT TEAM	VILLANUEVA CASTILLO, HUGO PEDRO	OPERATIONS MANAGER, PACASMAYO AND RIOJA CEMENT PLANT
MANAGEMENT TEAM	YAMAMOTO SHISHIDO, JUAN MANUEL	CONTROLLER

Sincerely,

CEMENTOS PACASMAYO S.A.A.

	By:	/s/ Carlos Molinelli Mateo
Representative

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Jose Molinelli Mateo
Name:	Carlos Jose Molinelli Mateo
Title:	Stock Market Representative

Dated:  June 3, 2014